FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 20, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On October 20, 2003, NovaGold Resources Inc. announced that 91% of the company’s C$4.50 share purchase warrants were exercised by investors providing an additional C$10.8 million to the company. These warrants were issued in April 2002 and expired on October 18, 2003. NovaGold’s remaining outstanding share purchase warrants have exercise prices of C$6.50 and C$7.00 per share. The share purchase warrants exercisable at C$7.00 per share are listed on the Toronto Stock Exchange and trade under the symbol NRI.WT.

Item Five - Full Description of Material Change

On October 20, 2003, NovaGold Resources Inc. announced that 91% of the company’s C$4.50 share purchase warrants were exercised by investors providing an additional C$10.8 million to the company. These warrants were issued in April 2002 and expired on October 18, 2003. NovaGold’s remaining outstanding share purchase warrants have exercise prices of C$6.50 and C$7.00 per share. The share purchase warrants exercisable at C$7.00 per share are listed on the Toronto Stock Exchange and trade under the symbol NRI.WT.

The exercise of these warrants further strengthens the company’s balance sheet with over C$50 million in cash. These funds will enable the company to implement its rapid growth strategy by advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production, including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek deposit.

NovaGold is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any development stage gold company at 14.4 million ounces. Other information is available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 24th day of October, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

Investors Exercise NovaGold Share Purchase Warrants

October 20th, 2003, Vancouver – NovaGold Resources Inc.

NovaGold is pleased to announce that 91% of the company’s C$4.50 share purchase warrants were exercised by investors providing an additional C$10.8 million to the company. These warrants were issued in April 2002 and expired on October 18, 2003. NovaGold’s remaining outstanding share purchase warrants have exercise prices of C$6.50 and C$7.00 per share. The share purchase warrants exercisable at C$7.00 per share are listed on the Toronto Stock Exchange and trade under the symbol NRI.WT.

The exercise of these warrants further strengthens the company’s balance sheet with over C$50 million in cash. These funds will enable the company to implement its rapid growth strategy by advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production, including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek deposit.

NovaGold is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any development stage gold company at 14.4 million ounces. Other information is available online at: www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227